SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

- OR -

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ________________

Commission file number 1-6075

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

UNION PACIFIC CORPORATION
THRIFT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

UNION PACIFIC CORPORATION
1400 DOUGLAS STREET
OMAHA, NEBRASKA 68179

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

UNION PACIFIC CORPORATION THRIFT PLAN

Date June 24, 2005 **By** [signature]
June 24, 2005
Barbara W. Schaefer, Senior Vice President – Human Resources, Union Pacific Corporation

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-10797 and No. 333-106708 of Union Pacific Corporation on Form S-8 of our report dated June 24, 2005, appearing in this Annual Report on Form 11-K of the Union Pacific Corporation Thrift Plan for the year ended December 31, 2004.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 24, 2005

Union Pacific Corporation Thrift Plan

Financial Statements as of December 31, 2004 and 2003 and for the Years Then Ended, Supplemental Schedules as of and for the Year Ended December 31, 2004 and Independent Auditors' Report

UNION PACIFIC CORPORATION THRIFT PLAN

TABLE OF CONTENTS

Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974 are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

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Deloitte & Touche LLP
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INDEPENDENT AUDITORS' REPORT

Union Pacific Corporation Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Union Pacific Corporation Thrift Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 24, 2005

UNION PACIFIC CORPORATION THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
Investments:		
Plan interest in Master Trusts (Notes 2 and 3)	$ 945,716,437	$ 868,449,889
Participant Loans	14,989,640	15,026,561
	960,706,077	883,476,450
Employee contributions receivable	-	1,817,237
Net assets available for benefits	$ 960,706,077	$ 885,293,687

The accompanying notes are an integral part of these financial statements.

UNION PACIFIC CORPORATION THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income:		
Plan interest in Master Trusts investment income (Note 3):		
Net appreciation in fair value of investments	$ 35,244,156	$ 95,180,149
Interest and dividends	26,134,567	20,947,253
Interest income from participant loans	766,927	906,548
Total	62,145,650	117,033,950
Contributions:		
Employee contributions	36,439,134	33,860,144
Employer contributions	12,141,735	11,161,420
Total	48,580,869	45,021,564
Plan-to-plan transfer in (Note 8)	17,726,257	21,322,742
Other additions	55,973	1,790
Total	128,508,749	183,380,046
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants	53,075,902	43,727,380
Other deductions	20,457	17,460
Total	53,096,359	43,744,840
NET INCREASE	75,412,390	139,635,206
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	885,293,687	745,658,481
End of year	$960,706,077	$885,293,687

The accompanying notes are an integral part of these financial statements.

UNION PACIFIC CORPORATION THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1. DESCRIPTION OF PLAN

The following description of the Union Pacific Corporation Thrift Plan (the Plan) is provided for general information only. Participants should refer to the Plan document for more complete information.

General – The Plan is a defined contribution plan sponsored by Union Pacific Corporation (the Corporation) covering non-agreement employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions – Participants may contribute 2% to 50% of their eligible compensation on a salary deferral basis subject to limitations specified in the Internal Revenue Code (the Code). Participants may also contribute 2% to 50% of their eligible compensation on an after-tax basis. Combined after-tax and pre-tax contributions may not exceed 50% of eligible compensation. Prior to 1987, the Plan provided for payroll-based and tax reduction act employee stock ownership plan contributions (PAYSOP/TRASOP). The Corporation contributes to the Plan on behalf of each participant an amount equal to 50% of the participant's contribution, with such Corporation contribution limited to 3% of the participant's base salary. Participants direct the investment of all contributions into various investment options offered by the Plan.

Loans to Participants – Participants are eligible to take a loan from their accounts limited to one-half of the vested value of a participant's accounts, excluding PAYSOP/TRASOP balances and subject to a minimum and maximum loan amount. As the loan is repaid, all principal and interest payments will be credited to the participant's accounts, excluding PAYSOP/TRASOP balances, in the same proportions as the contributions then being made on behalf of the participant. If no contributions are then being made, the loan repayments will be invested in accordance with the participant's most recent investment election. Participant loans, which are secured by the participant's individual account balances, bear a fixed rate of interest set by the Plan Administrator based on interest rates then being charged on similar loans, and are repayable over periods not exceeding five years, except loans relating to a principal residence, in which case the term of the loan shall not exceed fifteen years. The loans bear interest ranging from 4% to 10.5%.

Participant Accounts – Each participant's account is credited with the participant's contributions, employer contributions, and an allocation of the Plan's earnings (or losses) based upon the type of investments selected and their performance. Allocations are based on each participant's account balance by investment type. The benefit to which a participant is entitled is the benefit that can be provided from that participant's vested account.

Vesting – Participants at all times have a 100% vested interest in their accounts.

Payments of Benefits – Before age 70½, a participant may elect to receive a final distribution under the Plan as a lump sum payment only. Distributions from the PAYSOP/TRASOP account and the portion of his/her account invested in the Union Pacific Common Stock Fund are distributed in cash unless shares of stock are elected at the time of distribution. In-kind distributions are lump sum and any fractional shares are distributed in cash. If the participant remains employed with the Company after attaining age70½, his/her amount may remain in the Plan until April 1st of the year following the year in which he/she terminates employment. A Required Minimum Distribution option is available at age 70½.

A hardship withdrawal may be made by a participant from his/her account in accordance with the Plan's provisions.

Plan Administration – The Plan is administered by the Senior Vice President, Human Resources of the Corporation. All administrative expenses of the Plan are paid by the Corporation, except investment management fees which are netted against investment earnings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements were prepared in accordance with the financial reporting requirements of ERISA as permitted by the Securities and Exchange Commission's amendments to Form 11-K adopted during 1990.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition – Investments in the Union Pacific Common Stock Fund, PAYSOP/TRASOP Stock Fund, Vanguard Wellington Fund, Vanguard Windsor II Fund, Vanguard Small-Cap Index Investment Fund, Vanguard 500 Index Fund, Vanguard U.S. Growth Fund, Vanguard International Growth Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard Mid-Cap Index Fund, Vanguard Total Stock Fund, and the Vanguard Total Bond Market Index Fund are valued at fair value as determined by quoted market prices.

Investments in the Vanguard Prime Money Market Fund are valued at estimated fair value as determined by Vanguard Fiduciary Trust Company (VFTC). Investments in the Union Pacific Fixed Income Fund are valued at contract value. Participant loans are valued at their carrying value, which approximates fair value.

Dividend income is recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. Security transactions are recorded as of the trade date.

Payments of Benefits – Benefits are recorded when paid.

3. MASTER TRUST

At December 31, 2004 and 2003, the Plan participated in Master Trusts with other retirement plans administered by the Corporation. A Master Trust has been established for the purpose of investing in the Union Pacific Fixed Income Fund (Master Trust A). Another Master Trust has been established for the purpose of investing in all other investment options (Master Trust B). The investment assets of the Master Trusts were held at VFTC. Use of the Master Trusts permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trusts, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trusts are discussed in Note 2. The Plan's interests in the Master Trusts, as a percentage of net assets held by the Master Trusts, are presented in the following tables as of December 31, 2004 and 2003:

Master Trust A	**2004**	**2003**
Investments at contract value:		
Guaranteed investment contracts	$385,622,409	$376,847,260
Plan's portion of investments	$273,710,808	$273,117,341
Portion allocated to the Plan	70.98 %	72.47 %

Master Trust B	**2004**	**2003**
Investments at fair value as determined by quoted market price:		
Common stocks	$157,255,108	$173,961,166
Mutual funds	596,284,105	508,619,939
	753,539,213	682,581,105
Investments at estimated fair value:		
Mutual funds	12,015,731	14,836,301
	12,015,731	14,836,301
Investments in Master Trust B	$765,554,944	$697,417,406
Plan's portion of investments	$672,005,629	$595,332,548
Portion allocated to the Plan	87.78 %	85.36 %

Investment income for the Master Trusts for the years ended December 31, 2004 and 2003 is as follows:

	2004	**2003**
Master Trust A investment income:		
Total interest income of Master Trust A	$15,558,617	$ 16,893,268
Plan's portion of Master Trust A investment income	$11,172,307	$ 12,211,230

Master Trust B investment income:		
Net appreciation (depreciation) in fair value of investments:		
Investments at fair value as determined by quoted market price:		
Common stocks	$ (5,671,338)	$ 26,036,870
Mutual funds	49,072,188	92,414,475
	43,400,850	118,451,345
Interest and dividends	16,830,882	10,496,538
Total investment income of Master Trust B	$ 60,231,732	$ 128,947,883
Plan's portion of Master Trust B investment income	$ 50,206,416	$ 103,916,172

While the Plan participates in the Master Trusts, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant has elected to invest. Therefore, the investment income (loss) of the Master Trusts may not be allocated evenly among the plans participating in the Master Trusts.

Master Trust A invests in fully benefit-responsive guaranteed investment contracts. These contracts are valued at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yields under these contracts were 4.08% and 4.67% at December 31, 2004 and 2003, respectively. The crediting interest rates for the years ended December 31, 2004 and 2003 ranged from 1.93% to 7.69% and 2.50% to 7.69%, respectively.

4. TAX STATUS

The Plan has obtained a tax determination letter dated April 24, 2003, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. With respect to the operation of the Plan, Plan management is aware of certain operational defects which could have adversely affected the tax-exempt status of the Plan. These operational defects have been corrected through the use of the Voluntary Correction Program (VCP). A submission to the VCP was made on June 5, 2002. A compliance letter dated March 28, 2003 was received from the IRS with respect to this submission. An additional VCP submission was made on May 29, 2002 and a compliance statement was received from the IRS on March 18, 2004 with respect to this submission. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan, at any time, to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan's participants and beneficiaries. The Corporation may direct VFTC either to distribute the Plan's assets to the participants, or to continue the trust and distribute benefits as though the Plan had not been terminated.

6. RELATED PARTY TRANSACTIONS

Plan investments include the Union Pacific Common Stock Fund which is invested in the common stock of the Corporation. The Corporation is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in various funds managed by VFTC. VFTC is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7. PROHIBITED TRANSACTIONS

During 2002 and 2004, it was discovered that for the periods beginning in 1997 and 2003, there was an inadvertent use of Plan assets by Union Pacific Railroad Company (the Railroad), a related party, due to a clerical error which violated IRC Section 4975(c)(1)(B). Participant withholdings were not properly credited to three participant accounts. Therefore, the transactions constituted an extension of credit from the Plan to the Railroad. The Railroad repaid withholdings and lost earnings in 2004.

Effective April 1, 2004, the assets of Nexterna's 401(k) Plan were merged into the Plan. Prior to that date, a transaction occurred between Nexterna's 401(k) Plan and Union Pacific Railroad Company (the (Railroad) that was an extension of credit from Nexterna's 401(k) Plan to the Railroad in violation of IRC Section 4975(c)(1)(B) and which was not corrected as of April 1, 2004. Thus, upon the merger of Nexterna's 401(k) Plan assets with the Plan, the Plan engaged in a transaction which was an extension of credit to the Railroad in violation of IRC Section 4975(c)(1)(B). The Railroad repaid a portion of these withholdings and lost earnings in 2003 and prior. The balance of the withholdings and lost earnings were repaid in 2004.

8. PLAN-TO-PLAN TRANSFERS IN

Effective December 31, 2003, the assets of the Union Pacific Employee Stock Ownership Plan were transferred into the Plan and effective April 1, 2004, the assets of the PS Technology, Inc. 401(k) Retirement Plan, the Transentric 401(k) Retirement Plan, and the Nexterna 401(k) Plan were transferred into the Plan.

UNION PACIFIC CORPORATION THRIFT PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(a)
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2004

In 1997, loan payments were not properly remitted to the Plan. The withholdings constitute an extension of credit from the Plan to the Union Pacific Railroad Company, a Subsidiary of the Plan Sponsor, in violation of IRC Section 4975(c)(1)(B). Amounts involved are as follows:

Participant Loan Payments Transferred Late to the Plan	$ 30
Total that Constitute Nonexempt Prohibited Transactions	$ 30

In 1997, participant withholdings were not properly credited to participant accounts. The withholdings constitute an extension of credit from the Plan to the Union Pacific Railroad Company, a Subsidiary of the Plan Sponsor, in violation of IRC Section 4975(c)(1)(B). Amounts involved are as follows:

Participant Contributions Transferred Late to the Plan	$ 673
Total that Constitute Nonexempt Prohibited Transactions	$ 673

UNION PACIFIC CORPORATION THRIFT PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2004

Column B	Column C	Column E
Identity of Issue or Borrower, Lessor or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
*Participant Loans	Rates of 4% to 10.5%, various maturity dates	$ 14,989,640

* Represents a party-in-interest.

UNION PACIFIC CORPORATION THRIFT PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE G, PART III
NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2004

Column A Identity of Party Involved	Column B Relationship to Plan, Employer or Other Party-In Interest	Column C Description of Transaction, Including Maturity Date, Interest Rate, Collateral, Par or Maturity Value	Column H Cost of Asset	Column I Current Value of Asset	Column J Net Gain or (Loss) on each Transaction
UPRR*	Subsidiary of Plan Sponsor	Inadvertent use of plan assets by a subsidiary of the Employer subsidiary of the Employer due to clerical error in volation of IRC Section 4975(c)(1)(B). Plan deductions were not properly credited to the Participant's account. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 112	$ 117	$ 5
UPRR*	Subsidiary of Plan Sponsor	Inadvertent use of plan assets by a subsidiary of the Employer subsidiary of the Employer due to clerical error in volation of IRC Section 4975(c)(1)(B). Plan deductions were not properly credited to the Participant's account. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 410	$ 419	$ 9
UPRR*	Subsidiary of Plan Sponsor	Inadvertent use of plan assets by a subsidiary of the Employer subsidiary of the Employer due to clerical error in volation of IRC Section 4975(c)(1)(B). Plan deductions were not properly credited to the Participant's account. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 263	$ 268	$ 5
UPRR*	Subsidiary of Plan Sponsor	Inadvertent use of plan assets by a subsidiary of the Employer subsidiary of the Employer due to clerical error in volation of IRC Section 4975(c)(1)(B). Plan deductions were not properly credited to the Participant's account. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 29	$ 29	$ -
UPRR*	Subsidiary of Plan Sponsor	Inadvertent use of plan assets by a subsidiary of the Employer subsidiary of the Employer due to clerical error in volation of IRC Section 4975(c)(1)(B). Plan deductions were not properly credited to the Participant's account. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 30	$ 30	$ -
UPRR*	Subsidiary of Plan Sponsor	Inadvertent use of plan assets by a subsidiary of the Employer subsidiary of the Employer due to clerical error in volation of IRC Section 4975(c)(1)(B). Plan deductions were not properly credited to the Participant's account. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 15	$ 15	$ -
UPRR*	Subsidiary of Plan Sponsor	Inadvertent use of plan assets by a subsidiary of the Employer subsidiary of the Employer due to clerical error in volation of IRC Section 4975(c)(1)(B). Plan deductions were not properly credited to the Participant's account. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 105	$ 106	$ 1

* Represents a party-in-interest.